BlackRock Florida Municipal Bond Fund

FILE #811-04375

ATTACHMENT 77O

TRADE DATE	DESCRIPTION OF SECURITY	ISSUE SIZE	AMOUNT PURCHASED	LIST OF UNDERWRITERS
6/5/2008	BROWARD CNTY FLA SCH BRD CTFS PART	270,560,000	1,200,000

J.P. Morgan Securities Inc., Banc of America Securities LLC, Citigroup Global Markets Inc., UBS Securities LLC, Merrill Lynch & Co., Morgan Stanley & Co. Incorporated, Raymond James & Associates, Inc., Rice Financial Products Company

6/5/2008	MIAMI-DADE CNTY FLA AVIATION REV	600,000,000	1,400,000

Banc of America Securities LLC, Estrada Hinojosa & Company, Inc., JPMorgan, Merrill Lynch & Co., Rice Financial Products Company, Butler Wick & Co., Inc., Goldman, Sachs & Co., Jackson Securities, Lehman Brothers, Loop Capital Markets, LLC, M.R. Beal & Co